September 29, 2009
Ms. Kathryn McHale
Staff Attorney
U.S. Securities and Exchange Commission
Mail Stop 4720
100 F Street, NE
Washington, DC 20549-4561

Re:	Midwest Banc Holdings, Inc. Form 10-K for Fiscal Year Ended December 31, 2008 Filed March 11, 2009 File No. 001-13735
Dear Ms. McHale:
Midwest Banc Holdings, Inc. (“Midwest” or the “Company”) is pleased to provide the Securities and Exchange Commission (“SEC”) the attached response to your letter dated September 2, 2009. For convenience, your comment has been incorporated into this letter in bold print and is immediately followed by our response.
We understand and acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for Fiscal Year Ended December 31, 2008
Note 9 — Goodwill and Core Deposit Intangibles. page F-23
1.	We note your response to prior comment 4 to our letter dated August 25, 2009. It is unclear to us how you concluded that there were not any triggers for goodwill impairment testing in either Q4 2008, Q1 2009 and Q2 2009. In this regard, the staff notes that in addition to the examples outlined in paragraph 28 of SFAS 142, the staff believes there may be other situations where an event has occurred or circumstances have changed that would more likely than not reduce the fair value of the reporting unit below its carrying amount and thus an interim impairment test would be required to be performed. For example, the staff notes that the Company recorded an impairment charge representing approximately half of the goodwill recorded in the Company’s single reporting unit during the third quarter of 2008, and that significant additional events occurred during the next 3 quarters that would appear to increase the likelihood of further impairment including (a) additional impairment charges and valuation allowances, including on your deferred tax assets, (b) continued deterioration in the banking industry, (c) significant declines in your market capitalization below book value, (d) significantly higher levels of non-performing assets, and (e) management changes. It is unclear how after considering all of these things that you concluded that a triggering event for goodwill impairment testing has not occurred during any of these three quarters.

Furthermore, we note your response indicates that the deterioration experienced by the Company was consistent in certain situations as the deterioration experienced by your peers, but we also note that in many cases your peers determined that triggers for goodwill impairment testing were present during at least certain of these 3 quarters. Finally, we note that you performed a “reasonableness” test at an unspecified date, but it is unclear how this test is sufficient to conclude that no goodwill impairment would have resulted given the high level nature of the test and the lack of any significant updating of any of the assumptions, particularly in light of the further deteriorating conditions that may not have been expected when the last impairment test was performed as of September 30, 2008. We therefore believe you should re-evaluate your conclusions that no interim impairment triggers existed at any of these three quarters and perform any required goodwill impairment tests based on the results of your analysis. Please also provide us with a copy of the valuation report obtained in connection with your goodwill impairment testing as of September 30, 2008.
Management’s Response:
A.	Management’s Process for Evaluation of Events and Changes in Circumstance, and Conclusion that the Fair Value of the Company Had Not Been Reduced Below the Carrying Value
During each of the quarters ended December 31, 2008, March 31, 2009 and June 30, 2009, management considered whether the events and circumstances noted by the Staff, as well as other circumstances, would require an interim test of goodwill impairment. Management concluded that it was not more likely than not that these events and changes in circumstances, both individual and in the aggregate, reduced the fair value of the Company’s single reporting unit below its carrying amount. As discussed further below, management’s analysis was based on changes in the key indicators and inputs that were used to determine the fair value of the Company’s single-segment reporting unit at September 30, 2008.
Management believes that the risk of fair value declining below book value increased over the period of time from the recording of a goodwill impairment charge at September 30, 2008, when it “trued-up” the carrying amount of goodwill for reporting purposes to its implied fair value based on the annual impairment test, through the quarter ended June 30, 2009. Management noted that the number of events and changes in circumstances requiring consideration increased over the ensuing three quarters. In assessing the likelihood that the fair value of the reporting unit was below its carrying amount at June 30, 2009 in particular, management considered whether the threshold of “more likely than not” had been reached due to multiple potential triggers, as noted by the Staff, in that reporting period. Based upon the preponderance of evidence, management concluded that it was not more likely than not that the decline in fair value of the reporting unit exceeded the decline in the reporting unit’s book value, and determined that further detailed analysis was not warranted.
Management’s Evaluation Process — Through its financial reporting, planning and budgeting, and risk management processes, management regularly receives information about historical results, expectations of future performance and estimates of fair value of the Company and its major interest-earning assets and interest-

bearing liabilities. These processes are part of the control environment which provides information in order to allow management to identify and evaluate events and changes in circumstances for possible impairment of assets, including goodwill.
For the quarter ended September 30, 2008, when the Company recorded a goodwill impairment charge, management believed the charge was primarily attributable to the weakened economic conditions at that time as well as lower market valuations for banking institutions. These conditions had the effect of reducing the fair value of the Company below its carrying amount (book value). For each of the past three quarters, management has monitored both the decline in the Company’s net book value as well as the changes in key indicators of fair value and related assumptions to assess the likelihood that the fair value declines were disproportionate to the declines in book value.
Management considered the events and circumstances of the type noted by the Staff to assess their significance, whether it was more likely than not that the fair value of the Company was adversely impacted disproportionably to the impact on the book value of the Company, and the length of time the event or condition was expected to continue, in order to conclude whether or not they were triggers for goodwill impairment testing. The Company’s FAS 142 and risk management processes compare the impact of events and changes in circumstances on book value (assets, liabilities and net equity) with the presumed effect on fair value indicators. Fair value indicators include both observable market indicators such as the Company’s stock price, and other quantitative and qualitative factors. Consistent with FAS 142 (paragraphs 23-25), the Company does not limit its assessment of fair value to market capitalization but considers other factors (listed below) which impact the synergies of the reporting unit as a whole.
Consistent with September 30, 2008, representative indicators of fair value considered by management during each reporting period include, but are not limited to, the following:
•	Stock price

•	Estimated control premium for MBHI and peer banking organizations

•	Future available cash flows generated by earnings

•	Market multiples of other community banking firms in greater Chicago market

•	Institutional investors’ and correspondent lender’s understanding and acceptance of business strategy

•	Credit quality metrics

•	Loan growth — ability to generate new lending activity

•	Core deposits

•	Regulatory capital
Consideration of Selected Events and Changes in Circumstances — Management acknowledges that the events and circumstances of the type noted by the Staff warranted consideration as potential triggering events for goodwill impairment testing, and were in-fact considered by management during the reporting periods. The following table illustrates the type of analysis used by management to reach its conclusion that current events and changes in circumstances were not having a disproportionate impact on the estimated fair value of the Company in comparison with their effect on book value.

	Deferred Tax Asset (DTA)	Net Income below Plan due to High
Event/ Circumstance	Valuation Allowance	Loan Charge-Offs
Brief Description	Establishment of valuation allowance for deferred tax assets	Sept 30, 2008 goodwill valuation anticipates certain levels of net income in 2008 and future periods that were not achieved

I. Effect on Book Value

Assets	Negative	Negative

Liabilities

Net Equity	Negative	Negative

II. Presumed Effect on Fair Value Indicators[1]

Stock price	Neutral	Not specifically determinable but assume for analysis purposes negative due to uncertainty and potential market discounts

Estimated control premium for MBHI and peer banking organizations	Neutral/ Positive: Any potential acquirer could realize significant tax savings in the future not reflected in the Company’s current book value. Valuation allowance can be removed after consistent history of positive earnings (estimated to be 8 quarters); value of DTA’s can be realized in future tax savings.	Not specifically determinable but assume neutral for analysis purposes as losses deemed to be short-term in nature (due to short duration of portfolio).

Future available cash flows generated by earnings	Neutral. Establishment of valuation allowance represents a noncash charge, and was required under the impairment model of FAS 109 due to the most recent historical three year cumulative pre-tax losses incurred. These losses were the result of significant provisions for loan losses and losses realized during 2008 on FHLMC and FNMA preferred stock holdings and were not caused by a sudden, major decline in projected earnings, and did not materially affect current or future cash flows.	Negative /Neutral: Reduces implied valuation based on short-term available cash flows but believed to be proportional to decrease in net book value due to short-term nature. Believed to have no impact on 2011-2012 cash flows and terminal value of Company, 5 year cash flow period and inclusion of terminal value long-term in nature and provide sufficient recovery period.

Market multiples of other community banking firms in greater Chicago market	Neutral	Neutral

Institutional investors’ and correspondent lender’s understanding and acceptance of business strategy	Neutral	Neutral: consistent with sector performance

Credit quality metrics	Neutral	Negative: Short-term detriment; Positive: Long-term affect of improving credit quality

Loan growth — ability to generate new lending activity	Neutral	Neutral

Core deposits	Neutral	Neutral

Regulatory capital	Neutral; no impact on regulatory capital because essentially all of this DTA was previously disallowed in calculation of regulatory capital ratios	Negative

Overall Conclusion on Trigger Event	No	No

[1]	As noted in the Company’s August 25, 2009 response to the Staff (comment 1), the methods for estimating the value of the Company under Step 1 of the goodwill impairment test at September 30, 2008 included a weighted average of the discounted cash flow method, the guideline company method and the guideline transaction method. The indicators noted above were considered by management in estimation of the assumed terminal value in the discounted cash flow method, and determination of an appropriate implied control premium, which was used to adjust the Company’s market capitalization in the guideline company method and guideline transaction method. Management therefore believes that they are appropriate considerations in its quarterly analysis of potential triggering events for goodwill impairment testing.

Management has included representative examples above in order to display the type of analysis supporting the Company’s conclusions. The Company is not communicating to the Staff the views or opinions of third-parties, but rather is providing information that was considered by management in its analysis of potential financial reporting implications.
Consistent with the second step of the goodwill impairment test under FAS 142 (paragraph 20-21), which resulted in the recording of an impairment charge during the year ended December 31, 2008, in addition, each quarter the Company considered the potential impact of changes in the estimated fair values of its assets and liabilities on the implied fair value of goodwill as a result of the events and changes in circumstances of the type noted above. For example, management believed that the implied fair value of goodwill was “preserved” with asset fair value declines, particularly in the loan portfolio. Changes in the assigned fair value of loans as if the business unit was acquired in a business combination would correspondingly increase the excess of the fair value of the reporting unit assigned to goodwill.
The Company viewed management changes during the three quarters ended June 30, 2009 as positive events, which did not adversely impact the Company’s stock price or fair value indicators. Changes in senior management were relatively infrequent, generally Company- initiated and part of an on-going process to recruit the human capital needed to assist the Company through the current difficult economic environment and return the Company to profitability. The current CEO, appointed May 15, 2009, has timed a stabilization and balance sheet reduction strategy to better match the current market (vs. a growth strategy), is very experienced in loan workout and managing through tough credit environments, and has broad relationships in the Chicago marketplace. An initiated capital plan is believed to be understood and well-received by institutional investors.
B) Consideration of Peer Group
The Company regularly evaluates its performance in comparison to a peer group consisting of seven publicly held bank holding companies in our market area with similar characteristics. There was no goodwill impairment charge recorded by members of this peer group for the quarters ended December 31, 2008 or March 31, 2009; one charge was recorded in the quarter ended June 30, 2009. A discussion of what that bank determined to be “triggering events” under SFAS 142, per its publicly available periodic SEC filings, follows. Management does not believe the Company’s activities during any of the past three quarters, compares in severity to the events that were determined to be triggering events in that situation.
The peer bank that recorded a goodwill impairment charge in the quarter ended June 30, 2009, wrote-off 100% of its goodwill as of June 30, 2009, citing sharp spikes in its charge-offs, nonperforming assets and its provision for loan losses for that quarter. In that quarter, its net charge-offs to average loans were 3.39% compared to .77% the previous quarter and .41% for the previous year, and its nonperforming assets to assets ratio increased 43% to 6.72%. As a result of these events, its provision for loan losses in the quarter ended June 2009 was 404% larger than the previous quarter and 57% higher than the total provisions recorded in the four quarters of 2008.
Although the Company acknowledges, similar to its peers, that it has been negatively affected by the weak economy and, in particular, the overburdened commercial real estate market, in comparison to the one peer noted above, it has not had similar spikes in asset quality trends during any one of the past three quarters.

The Company’s last 4 quarters comparable statistics are as follows:

	Sept 08	Dec 08	Mar 09	June 09
Net charge-offs to average loans	3.98%	2.39%	.70%	1.41%

Nonperforming assets to assets	1.91%	2.36%	2.96%	3.52%
Nonperforming assets to assets — changes	65%	24%	25%	19%

Provision for loan losses (millions)	$41.9	$20.0	$13.0	$20.0
Provision for loan losses — changes	850%	-52%	-35%	+53%
The Company’s June 2009 quarterly provision for loan losses of $20 million represented 28% of the $72 million in provisions recognized in fiscal 2008, was the same as the provision for the quarter ended December 31, 2008, and represented 48% of the provision recorded in the quarter ended September 30, 2008.
As evidenced by these statistics, the Company’s last material spike in these indicators was in the quarter ended September 30, 2008, when a full impairment study was performed and the Company recorded an $80 million, 50% reduction, in goodwill.
Attached for the Staff’s consideration is a stock tracking chart for the nine-month period ended June 30, 2009, for MBHI stock compared to a national banking index and the peer group against which the Company evaluates its performance. Ignoring short-term volatility, the Company’s stock price tracked below, but generally trending with, industry peers with the exception of a small “trend” departure in late June 2009 believed to be related to delisting from the Russell index. In management’s judgment, the Company is operating in a distressed market and sector but not in a forced transaction situation.
C) Valuation Report Obtained in Connection with Goodwill Impairment Testing as of September 30, 2008
A copy of the valuation report obtained in connection with the goodwill impairment testing as of September 30, 2008 will be provided to the Staff on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended. In accordance with such rules, we will request that the report be returned promptly following completion of the Staff’s review. By separate letter, we will request confidential treatment of such report pursuant to the provisions of 17 C.F.R. § 200.83.
In summary, management acknowledges that the economic events and conditions in the past nine months have had a negative effect on the fair value of our single-segment reporting unit but note that many of those events also had a significant negative effect on carrying value. GAAP’s requirement for interim analyses of goodwill impairment is based on a judgmental assessment of the individual and collective effect of various facts and circumstances which “would more likely than not reduce the fair value of a reporting unit below its carrying amount”2 (emphasis added). Having essentially ”trued-up” fair value to carrying value at September 30, 2008, management considered whether the continuation of the market difficulties that led to the goodwill write-off were more likely than not disproportionately affecting the Company’s fair value. We believe our analysis supports the reasonableness of our conclusion that, on balance, the declines in fair value were not disproportionate to the declines in book value and that no further analysis was required.

[2]	FAS 142, paragraph 28

Please contact Jan R. Thiry, Senior Vice President and Chief Accounting Officer, at 708-498-2563, or me at 708-498-2085 if you require additional information or have any questions with respect to the information provided.

Sincerely,
/s/ JoAnn Sannasardo Lilek
JoAnn Sannasardo Lilek
Executive Vice President and Chief Financial Officer

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Midwest Banc Holdings, Inc. (NASDAQ: MBHI)

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Last	Change	% Change	Volume	52-Week High	52-Week Low	NASDAQ
$0.59	$(0.03)	↓ (4.84)	22,085	$7.50 (9/19/2008)	$0.52 (8/4/2009)	9/15/2009 9:59 AM ET

MBHI - 09/30/2008 - 06/30/2009 Stock Price Performance
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MBHI (-81.25%)
SNL Bank (-45.13%)
Chicago Peers (7) (-59.27%)
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